Dejour to Raise US$3.2 Million through Registered Direct Offering

Vancouver Canada, December 17, 2009 — Dejour Enterprises Ltd. (NYSE-AMEX: DEJ / TSX: DEJ) announces the Company has entered into a definitive agreement to sell 10.8 million common shares at a price per share of US$0.30 pursuant to a registered direct offering to institutional investors, resulting in gross proceeds of approximately US$3.2 million.

In addition to the issuance of common shares, Dejour will also issue to the investors warrants to purchase up to 8.1 million common shares at an exercise price of US$0.40 per share. The warrants will be exercisable over a 5 year term commencing 6 months from the closing date of the transaction.

Dejour plans to use the net proceeds from the offering to explore and develop our oil & gas properties, for working capital and for general corporate purposes.

The closing of the offering is expected to take place on or about Tuesday, December 22, 2009, subject to the satisfaction of customary closing conditions.

Rodman & Renshaw, LLC, a subsidiary of Rodman & Renshaw Capital Group, Inc. (Nasdaq: RODM - News), acted as the exclusive placement agent for the transaction.

The securities are being offered directly by the Company pursuant to the Company’s effective shelf registration statement on Form F-3 (Registration No. 333-162677) previously filed with the United States Securities and Exchange Commission.  Copies of the base prospectus relating to the offering may be obtained from the Securities and Exchange Commission website at http://www.sec.gov, or from Rodman & Renshaw, LLC, 1251 Avenue of the Americas, 20th Floor, New York, NY 10020 and by phone at (212) 356-0500 or by fax request at (212) 581-5690.

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any offer or sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Dejour
Dejour Enterprises Ltd. is an oil and natural gas company operating multiple exploration and production projects in North America’s Piceance / Uinta Basins (127,000 net acres) and Peace River Arch region (18,000 net acres).

Dejour, headquartered in Vancouver, Canada, maintains operations offices in Denver, Colorado and Calgary, Canada. The company is publicly traded on the NYSE-Amex (NYSE-AMEX: DEJ) and Toronto Stock Exchange (TSX: DEJ).

Statements Regarding Forward-Looking Information: This news release contains statements that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation, including without limitation statements regarding the expected closing date of the offering, the use of proceeds from the offering, and the company’s growth potential. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, risks that the closing conditions will not be satisfied and the offering will not close, risks that the financial condition of Dejour, the condition of its properties, the conditions in the oil & gas industry or conditions in the market will change and necessitate a change in the use of the proceeds from this offering, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities, including the Dejour’s Annual Report of Form 20-F for the year ended December 31, 2008, as filed with the United States Securities and Exchange Commission on June 30, 2009, as amended October 26, 2009. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Chairman & CEO
DEJOUR ENTERPRISES LTD.
598 – 999 Canada Place,
Vancouver, BC Canada V6C 3E1
Phone: 604.638.5050  Facsimile: 604.638.5051
Email: investor@dejour.com